Exhibit 99.1

Li Auto Inc. to Unveil Li L9, Its Flagship Smart SUV, on June 21, 2022

BEIJING, China, June 20, 2022 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced that it will host a launch event to unveil Li L9, the Company’s flagship smart SUV, on Tuesday, June 21, 2022.

The event will start at 8:00 A.M. U.S. Eastern Time or 8:00 P.M. Beijing/Hong Kong Time on June 21, 2022, with livestreaming in Chinese accessible on the Company’s website: https://www.lixiang.com/. Replay with English subtitles will be available after the launch at https://www.lixiang.com/en#main.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Create a Mobile Home, Create Happiness (创造移动的家，创造幸福的家). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer to successfully commercialize extended-range electric vehicles in China. The Company started volume production in November 2019. Its model lineup includes Li ONE, a six-seat, large premium smart electric SUV, and Li L9, a six-seat, full-size, flagship smart SUV. The Company leverages technology to create value for its users. It concentrates its in-house development efforts on its proprietary range extension system, next-generation electric vehicle technology, and smart vehicle solutions while expanding its product line by developing new BEVs and EREVs to target a broader user base.

For more information, please visit: https://www.lixiang.com/

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: Li@tpg-ir.com

Brandi Piacente

Tel: +1-212-481-2050

Email: Li@tpg-ir.com